Sit U.S. Government Securities Fund

Objective
The Fund seeks high current income and safety of principal.

Investment Strategies
The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

√ Long-Tenured Managers

√ Positive calendar year returns since inception in 1987

√ Low duration, high income strategy

Symbol: SNGVX
CUSIP: 829800-10-1

Fund Details
Investment Style: Short Government

Inception Date: 6/2/87

Minimum Investment: $5,000

Expense Ratio: 0.80%**

Investment Adviser
Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management
Michael C. Brilley
Mark H. Book, CFA, CMA
Bryce A. Doty, CFA

As of 3/31/07
Total Assets: $198.4 Million

30-Day SEC Yield:	4.98%	Average Maturity:	21.8 Years
12-Month Distribution Rate:	4.61%(1)	Effective Duration:	3 Years(2)

Sit U.S. Government Securities Fund Average Annual Total Return (%)	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit U.S. Government Securities	1.67	5.81	3.38	3.58	5.21	6.62
Lehman Interm. Govt. Bond Index	1.53	5.75	2.39	4.29	5.64	6.77

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation

CMO	35.1%
FNMA	28.5
FHLMC	13.3
GNMA	13.0
U.S Treasury/Federal Agency	9.2
Sectors Less Than 5%	0.3
Cash Equivalents	0.6

Estimated Average Life Profile

0-1	0.6%
1-5	83.4
5-10	13.4
10-20	1.3
20+	1.3

** Fee is the result of the Adviser's voluntary fee waiver through December 31, 2007. The contractual fee is 1.00%.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman Intermediate Government Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/07.

(2) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.